SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15 (d) of the

Securities Exchange Act of 1934

For the fiscal year ended December 31, 2003

Commission File No. 1-442

THE BOEING COMPANY VOLUNTARY

INVESTMENT PLAN

THE BOEING COMPANY

100 N. Riverside Plaza

Chicago, Illinois 60606-1596

THE BOEING COMPANY VOLUNTARY INVESTMENT PLAN

THE BOEING COMPANY VOLUNTARY INVESTMENT PLAN

Financial Statements for the Years Ended December 31, 2003 and 2002, Supplemental

Schedule as of December 31, 2003, and Report of Independent Registered Public Accounting

Firm

THE BOEING COMPANY

VOLUNTARY INVESTMENT PLAN

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002:
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4–10

SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 2003:
Schedule of Assets Held for Investment Purposes	11
Schedule of Nonexempt Party-in-Interest Transactions	12

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Employee Benefit Plans Committee and Members

The Boeing Company

Chicago, Illinois

We have audited the accompanying statements of net assets available for benefits of The Boeing Company Voluntary Investment Plan (the “Plan”) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2003 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/    Deloitte & Touche LLP

June 18, 2004

THE BOEING COMPANY

VOLUNTARY INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS:
Investments, at fair value:
Interest in Master Trust	$19,548,238,111	$15,857,611,481
Loans to Members	485,379,560	488,895,859

	20,033,617,671	16,346,507,340
Receivables – Employer contributions	11,540,620	26,650,610

NET ASSETS AVAILABLE FOR BENEFITS	$20,045,158,291	$16,373,157,950

See notes to financial statements.

THE BOEING COMPANY

VOLUNTARY INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
ADDITIONS:
Investment income (loss):
Income (loss) from Master Trust	$3,033,816,954	$(1,957,926,895)
Income from loans	27,254,136	36,451,159
Contributions:
Employer	420,930,109	409,385,461
Member	1,001,990,696	893,725,214

Total additions	4,483,991,895	(618,365,061)
DEDUCTIONS – Benefits	1,000,492,799	1,058,136,821

	3,483,499,096	(1,676,501,882)
ASSETS TRANSFERRED FROM OTHER PLANS	188,501,245	60,717,782

NET ADDITIONS (DEDUCTIONS)	3,672,000,341	(1,615,784,100)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	16,373,157,950	17,988,942,050

End of year	$20,045,158,291	$16,373,157,950

See notes to financial statements.

THE BOEING COMPANY

VOLUNTARY INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003 AND 2002

1.    DESCRIPTION OF THE PLAN

The following description of The Boeing Company Voluntary Investment Plan (the “VIP” or the “Plan”) provides only general information. Eligible participants as defined by the Plan (“Members”) should refer to the Plan document for a more complete description of the Plan’s provisions.

General – The Plan is a defined contribution savings plan designed to encourage and assist eligible employees to adopt a program of investment. An employee becomes eligible to participate the first day of employment.

The assets of the Plan are held in The Boeing Company Employee Savings Plans Master Trust (the “Master Trust”), formerly named The Boeing Company Voluntary Investment Plan and Employee Financial Security Plan Master Trust. State Street Bank and Trust Company (“SSBT”) serves as trustee for the Master Trust.

Contributions – Members may elect to contribute, subject to statutory limitations, between 1% and 20%, depending upon employee’s labor group code, of their base compensation. Certain eligible employees are allowed to make catch-up contributions. This provision is available to participants age 50 or older during the plan year and who contribute either 8% in pretax contributions or have reached a specified limit for the plan year. The funds are valued daily. Members may elect to change contribution percentages to be effective the next pay period after the request is received or as soon as administratively possible. The allocation of both their contributions and employer contributions to the funds may be changed at any time and become effective on the day of the change or the next business day according to the stock market close of business. The Plan allows active employees to contribute to the Plan from pretax compensation, after-tax compensation, or a combination of both. The Plan also accepts certain rollover contributions.

Under the terms of the Plan, The Boeing Company (the “Company”) may make a matching contribution for eligible Members by applying a formula to an eligible employee’s labor group code. For descriptions of the labor group codes refer to the Plan document.

The Company made a profit sharing contribution to the Plan on behalf of eligible employees of Alteon Training L.L.C. (formerly FlightSafetyBoeing International, Inc.). In 2002, as a result of the acquisition, as discussed in Note 5, a profit sharing contribution was made at a rate of 6%. For plan years beginning in 2003 or later, the profit sharing contribution is equal to 3% of base compensation.

Members’ Accounts – Each Member’s account is credited with the Member’s contribution and Company’s contribution, allocations of Plan earnings (losses), and charged with an allocation of certain administrative expenses. The benefit to which a Member is entitled is the benefit that can be provided from the Member’s vested account.

Vesting – Member contributions, both pretax and after-tax, employer matching contributions, profit sharing contributions, and earnings on those contributions are immediately vested.

Withdrawals – Members may elect to withdraw all or a portion of their employee pretax contribution account, after-tax contribution account, employer matching account, profit sharing account, and rollover account at any time on or after the day the Member attains age 59-1/2. If a member is under age 59-1/2, withdrawals from pretax contribution accounts are subject to certain hardship rules as provided by the Plan. If a Member takes a hardship withdrawal, the Member may continue contributions to the Plan; however, employer matching contributions will be suspended for six months following the withdrawal.

In addition, a Member may elect to withdraw all or part of his or her employer matching account before the Member attains age 59-1/2, but only if the Member has attained his or her fifth anniversary of employment. If such a withdrawal is made, employer matching contributions will be suspended for six months following the withdrawal. Company contributions may be fully withdrawn upon termination of employment. Withdrawals of after-tax contributions and rollover contributions can be made at any time.

Loans – Members are permitted to borrow a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of the total value of their total vested account balance and may have two loans within the Company savings plans outstanding at any time. Loans may be additionally limited in accordance with Plan provisions. The interest rate on new loans is set every month and is equal to the prime rate published in the Wall Street Journal as of the last business day of the calendar month immediately preceding the date of the loan. The range of interest rates was 4.0% to 4.25% and 4.25% to 4.75% for the years ended December 31, 2003 and 2002, respectively.

Loan repayment is made through regular payroll deductions for a period of up to 60 months for general loans and over a longer period for loans used to finance the purchase of a principal residence. If a Member’s employment terminates for any reason and the loan balances are not paid in full within 90 days of termination, the loan balances will be canceled and become taxable income to the Member. Certain members may continue to make loan repayments after termination of employment under procedures established by the Plan administrator.

Benefit Payments – On termination of service, a Member may elect to receive a lump-sum amount equal to the value of the Member’s vested interest in his or her account; a partial payment amount; or monthly, quarterly, semiannual, or annual installments of a fixed dollar amount or for a specific number of years up to 10 years. Generally, a Member may elect to have all or a portion of his or her Boeing Stock Fund balance paid in shares and/or cash. Upon retirement, a Member also has the option to elect an annuity contract.

Investment Options – Upon enrollment in the Plan, Members may direct their contributions and any employer matching contributions to any of the 12 Master Trust investment options, consisting of common/collective trusts, mutual funds, and Boeing common stock. The VIP offers to eligible members the ESOP Stock Fund, which is a dividend payout program. Nonunion employees and those union-represented employees whose unions have adopted the program as part of their collective bargaining agreement may invest in the Boeing ESOP Stock Fund.

Termination – In the event of termination of the Plan, both Member and Company contributions, including any income earned, will be distributed to the Members upon request.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments – Investments in the Master Trust are valued as follows:

a.	Shares in mutual funds are valued at quoted market prices, which represent the net asset value as of the last trading day of the year.

b.	Investments in common/collective trust funds are valued based on the year-end unit value; unit values are determined by the issuer by dividing the quoted fair values of the total net assets at year-end by the outstanding units.

c.	Guaranteed investment contracts (“GICs”) are valued at contract value.

d.	Boeing common stock is valued at the closing market price as of the last trading day of the year.

e.	The Short Term Investment Fund is a common/collective trust fund, and assets in the fund are stated at amortized cost, which approximates fair value.

f.	Member loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. The net appreciation/depreciation in fair value of investments includes both realized and unrealized gains or losses and is calculated as the difference between the fair value of the assets as of the beginning of the Plan year or the purchase date in the current year and either the sales price or the end of year fair value.

Benefits – Benefits are recorded when paid.

Forfeitures – At December 31, 2003 and 2002, forfeited nonvested accounts totaled $1,701,646 and $1,917,165, respectively. These accounts will be used to restore any former Members’ forfeitures who are rehired and become eligible to have their forfeitures restored, reduce future employer contributions, or pay plan expenses. In 2003, reinstated forfeitures were $1,429, employer contributions were reduced by $687,507; $37,931 was used to pay plan expenses from forfeited nonvested accounts.

Expenses – Necessary and proper expenses of the Plan are paid from the Plan assets at the Master Trust level except for those expenses the Company is required by law or chooses to pay.

3.    GUARANTEED INVESTMENT CONTRACTS

For plan years ending December 31, 2003 and 2002, the Master Trust included the VIP Stable Value Fund, which held two GICs: one with ING Life Insurance and Annuity Company (“ILIAC”), known as Aetna Life Insurance and Annuity Company until May 2002, and one with Aetna Life Insurance Company (“ALIC”).

Under the ILIAC contract, assets are owned by the VIP and invested in diversified bond portfolios managed by Aeltus Investment Management, Inc. (“Aeltus”), Pacific Investment Management Company (“PIMCO”), and BlackRock Financial Management, Inc. (“BlackRock”), held in custodial accounts at SSBT. The PIMCO account was established effective September 26, 2002, and the BlackRock account was established effective February 26, 2003. Prior to that date, Aeltus had managed the assets that were transferred to PIMCO and BlackRock. The assets underlying the ALIC contract are held in the general account of ALIC. This contract pays interest and a portion of principal monthly and matures in 2004. The monthly payments from this contract are deposited in a cash account for the VIP Stable Value Fund at SSBT; when the cash account exceeds its maximum liquidity target, excess funds are reinvested in the ILIAC contract.

The GICs are included in the Master Trust financial statements at contract value (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses) because they are fully benefit responsive. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

The fair values, average yields, and crediting rates for the GICs at December 31, 2003 are as follows:

Contract	Fair Value	Average Yield	Crediting Rate
ILIAC 14604	$6,442,506,371	5.69%	5.17%
ALIC 5917	169,439,794	7.49	7.49

The fair values, average yields, and crediting rates for the GICs at December 31, 2002 were as follows:

Contract	Fair Value	Average Yield	Crediting Rate
ILIAC 14604	$6,165,512,353	6.36%	6.32%
ALIC 5917	399,414,358	7.58	7.58

4.    MASTER TRUST

The Master Trust is composed of 16 funds. The assets are invested and managed jointly and then allocated between six plans. The allocation of net assets available for benefits is based on the respective number of units held by the plans’ Members as of plan year-end. The allocation of the changes in net assets available for benefits is calculated daily based on the units held by the plans’ Members as of that day’s end.

At December 31, 2003 and 2002, the assets of the following plans were combined into the Master Trust:

•	The Boeing Company Voluntary Investment Plan

•	The Boeing Company Employee Financial Security Plan

•	BAO Voluntary Savings Plan

•	Employee Payroll Stock Ownership Plan of McDonnell Douglas Corporation

•	Employee Retirement Income Plan of McDonnell Douglas Corporation – Defined Contribution Plan

•	Employee Retirement Income Plan of McDonnell Douglas Corporation – Hourly Defined Contribution Plan

The Plan’s interest in the Master Trust was $19,548,238,111 and $15,857,611,481, representing 94% and 93% of the Master Trust’s net assets at December 31, 2003 and 2002, respectively.

The following table presents the values of investments for the Master Trust at December 31:

	2003	2002
Investments at fair value:
Common/collective trusts	$8,518,620,818	$6,733,348,404
Mutual funds	3,217,372,228	1,784,603,062
Boeing common stock	2,792,637,101	2,292,343,800

	14,528,630,147	10,810,295,266
Investments at contract value:
Guaranteed investment contracts	6,329,538,625	6,163,974,816

Total Master Trust investment income (loss)	$20,858,168,772	$16,974,270,082

Investment income (loss) for the Master Trust for the years ended December 31 is as follows:

	2003	2002
Appreciation (depreciation) of investments:
Common/collective trusts	$1,458,867,300	$(1,097,961,790)
Mutual funds	743,548,257	(1,044,972,755)
Boeing common stock	636,211,044	(377,063,758)

	2,838,626,601	(2,519,998,303)
Guaranteed investment contracts	(15,465,410)	2,654,407

Net appreciation (depreciation) of investments	2,823,161,191	(2,517,343,896)
Interest income	369,023,910	355,766,829
Dividend income	53,954,414	50,303,648

Total Master Trust investment income (loss)	$3,246,139,515	$(2,111,273,419)

5.    PLAN AMENDMENTS

Effective January 1, 2003, certain eligible employees are able to increase their contribution percentage to a maximum of 20% of base pay, pretax, and after-tax contributions combined.

Effective January 1, 2003, an employee stock ownership plan (“ESOP”) component was added to the VIP for all nonrepresented Members and for represented Members whose bargaining units negotiated to participate in the ESOP.

Effective October 1, 2003, certain eligible employees are allowed the option of making catch-up contributions to the plan. This provision is available to participants age 50 or older during the plan year and who contribute either 8% in pretax contributions or have reached a specified limit for the plan year.

Effective October 17, 2002, certain employees of Alteon Training L.L.C., a subsidiary of the Company, became eligible to participate in the VIP.

6.    ASSETS TRANSFERRED FROM ANOTHER PLAN

Effective October 1, 2003, all assets and liabilities of the SVS, Inc. 401(k) Profit Sharing Plan & Trust were transferred to the VIP. The fair value of the assets transferred totaled $4,188,150. Capital Guardian Trust was terminated as trustee and BISYS Retirement Services was terminated as recordkeeper of the assets related to this plan. SSBT was named the successor trustee and CitiStreet was named the successor recordkeeper.

Effective April 4, 2003, all assets and liabilities of the Boeing Satellite Systems Voluntary Savings Plan and the Boeing Satellite Systems Voluntary Savings Plan for Bargained Employees were transferred to the VIP. The fair value of the assets transferred totaled $184,313,095. Fidelity Management Trust Company was terminated as trustee and recordkeeper of the assets related to this plan, and SSBT and CitiStreet were named as successor trustee and recordkeeper, respectively.

Effective January 2, 2002, the assets and liabilities of the Autometric, Incorporated 401(k) Savings and Investment Plan were transferred to the VIP. The fair value of the assets transferred totaled $31,106,689. Fidelity Trust Company was terminated as trustee of the assets related to this plan and SSBT was named the successor trustee. CitiStreet was named the successor recordkeeper.

Effective January 2, 2002, the assets and liabilities of the Jeppesen Sandersen Voluntary Investment Plan were transferred to the VIP. The fair value of the assets transferred totaled $8,859,799. SSBT was the prior and the successor trustee. CitiStreet was named the successor recordkeeper.

Effective August 1, 2002, the remaining assets and liabilities of the Boeing Sunnyvale Voluntary Investment Plan were transferred to the VIP. The fair value of the assets transferred totaled $20,751,294. Wells Fargo Bank was terminated as trustee of the assets related to this plan and SSBT was named the successor trustee. CitiStreet was named the successor recordkeeper.

7.    SIGNIFICANT INVESTMENTS

At December 31, 2003 and 2002, the Plan’s investment in the Master Trust represents 5% or more of the net assets available for benefits.

8.    RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, to Form 5500:

	2003	2002
Net assets available for benefits per the financial statements	$20,045,158,291	$16,373,157,950
Amounts allocated to withdrawing Members	(591,377)	(1,353,437)

Net assets available for benefits per the Form 5500	$20,044,566,914	$16,371,804,513

The following is a reconciliation of benefits paid to Members per the financial statements for the year ended December 31, 2003, to Form 5500:

Benefits paid to Members per the financial statements	$1,000,492,799
Amounts allocated to withdrawing Members at December 31, 2003	591,377
Amounts allocated to withdrawing Members at December 31, 2002	(1,353,437)
Amounts deemed distributions of Member loans as reflected in the Form 5500	(2,702,008)

Benefits paid to Members per Form 5500	$997,028,731

Amounts allocated to withdrawing Members are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

Amounts deemed distributions of Member loans as reflected in the Form 5500 are for loans that Members failed to make a payment within 90 days of receipt of the last loan payment made or Members who failed to repay the loan in full within 30 days after the end of the repayment period for the year ended December 31, 2003.

9.    RELATED PARTY TRANSACTIONS

Certain Master Trust investments are managed by SSBT. SSBT is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. SSBT’s investment management fees for the Plan are paid at the Master Trust level.

10.    PROHIBITED TRANSACTIONS

In 2001, a reportable nonexempt party-in-interest transaction occurred in the Jeppesen Sandersen Voluntary Investment Plan. There were 16 employees (on the Nobeltec payroll) who had contributions withheld; however, the contributions and associated matching contributions were not remitted to the Plan. The assets and liabilities of the Jeppesen Sandersen Voluntary Investment Plan were transferred to the VIP effective January 2, 2002. When this error was discovered in 2003, employee contributions and matching contributions totaling $11,952 were remitted to the VIP. Earnings and profits in the amount of $1,238 were also restored to the Plan.

11.    TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter, dated December 10, 2003, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter; however, the Plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan’s administrator believes the Plan’s tax-exempt status has not been affected, and no provision for income taxes has been included in the Plan’s financial statements.

12 .    SUBSEQUENT EVENTS

Effective January 2, 2004, employees of SBS International of New York, Inc. who participate in the SBS International of New York, Inc. 401(k) Plan became eligible to participate in this Plan.

Effective January 9, 2004, all assets and liabilities of the Conquest, Inc. 401(k) Plan were transferred to this Plan. Fidelity Management Trust Company was terminated as trustee and recordkeeper of the assets related to this Plan, and SSBT and CitiStreet were named as the successor trustee and recordkeeper, respectively.

Effective April 5, 2004, the Plan accepts rollover contributions from the following types of plans and money sources, provided that certain conditions are satisfied: after-tax contributions and associated investment earnings from 401(a) or 403(a) qualified plans, taxable portions of 403(b) qualified plans, taxable portions of governmental 457(b) qualified plans, and taxable portions of traditional IRAs and simplified employee pension IRAs (excluding Roth IRAs).

*  *  *  *  *  *

THE BOEING COMPANY

VOLUNTARY INVESTMENT PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

DECEMBER 31, 2003

Security Name	Description	Fair Value
Interest in Master Trust		$19,548,238,111
*Loans to Members	Interest 4.0% to 4.25%	485,379,560

Total		$20,033,617,671

*Party-in-interest

THE BOEING COMPANY

VOLUNTARY INVESTMENT PLAN

SCHEDULE OF NONEXEMPT PARTY-IN-INTEREST TRANSACTIONS

YEAR ENDED DECEMBER 31, 2003

Party Involved	Relationship to Plan	Description of Transaction	Cost of Asset	Interest Earned
Nobeltec Corporation, a subsidiary of Jeppesen Sanderson, Inc.	Plan Sponsor	Participant contributions for employees were not funded within the time period prescribed by D.O.L. Regulation 2510.3-102. The December 15, 2001 and the December 31, 2001 participant contributions were deposited on September 24, 2003. Missed earnings were restored, October 21, 2003.	$11,952	$1,238

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE BOEING COMPANY VOLUNTARY INVESTMENT PLAN

June 28, 2004	/s/ Curt C. Nohavec
Date	Curt C. Nohavec Vice President Financial Services and Chief Financial Officer Shared Services Group